AMENDMENT NO. 1
TO
STOCK PURCHASE AGREEMENT

     AMENDMENT NO. 1 (this “Amendment”) dated as of September 29, 2004, to the Stock Purchase Agreement by and among Burns, Philp & Company Limited, Burns Philp Overseas Holdings Limited, Burns Philp Food Holdings Pty Limited, GF Finance Pty Limited, Goodman Fielder Consumer Foods Pty Limited, Burns Philp Food Overseas Holdings Limited, Burns Philp International Investments Pty Limited, Quality Bakers Australia Pty Limited, Mauri Fermentation Argentina Pty Limited, Burns Philp Inc., Burns Philp Netherlands European Holdings B.V., Burns Philp (New Zealand) Limited (collectively, the “Sellers”) and Associated British Foods plc (“Buyer”), dated as of July 22, 2004 (the “Stock Purchase Agreement”).

RECITALS

     WHEREAS, Sellers and Buyer desire to amend the Stock Purchase Agreement in accordance with the terms of this Amendment; and

     WHEREAS, the Stock Purchase Agreement provides in Section 12.7 that the Stock Purchase Agreement may be amended upon execution of an instrument by the Sellers and the Buyer.

     NOW, THEREFORE, in consideration of the foregoing and the terms set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

     Section 1. Annex B of the Parent Disclosure Schedule shall be amended and restated in its entirety as attached hereto as Exhibit A.

     Section 2. Annex 3.9(b) of the Parent Disclosure Schedule shall be amended and restated in its entirety as attached hereto as Exhibit B.

     Section 3. Annex 3.8(a)(ii) of the Parent Disclosure Schedule shall be amended and restated in its entirety as attached hereto as Exhibit C.

     Section 4. Pursuant to Section 12.7 of the Stock Purchase Agreement, Buyer hereby waives, for the period ending on the Closing Date, Parent’s performance of the obligations set forth in Section 5.10(b) of the Stock Purchase Agreement.

     Section 5. Section 12.8 of the Stock Purchase Agreement shall be amended by adding the following clause to such Section after the last occurrence of the word “hereby”: “and any fees or costs incurred in connection with the transactions set forth in the “Roadmap/Fees & Costs” attached hereto as Exhibit M occurring prior to Closing and specifically identified in such “Roadmap/Fees & Costs” as being to the account of Parent”.

     Section 6. In the event that Goodman Fielder (Shanghai) is the only Retained Entity/Asset, the parties hereto hereby acknowledge and agree that, anything in the Stock Purchase Agreement notwithstanding, (i) each of Buyer and Parent shall not deliver to the other the duly executed Escrow Agreement pursuant to Section 2.2(b)(iv) of the Stock Purchase

Agreement and (ii) the Closing Escrow Amount shall not be deposited by Buyer into the Escrow Account pursuant to Section 2.2(b)(vi) of the Stock Purchase Agreement. In such event, upon the transfer of Goodman Fielder (Shanghai) to Buy in accordance with Sections 2.2(c) and 5.11(a) of the Stock Purchase Agreement or the sale of Goodman Fielder (Shanghai) in accordance with Section 2.2(d) of the Stock Purchase Agreement, Buyer shall promptly upon the occurrence of a Delayed Closing with respect to Goodman Fielder (Shanghai) or the sale of Goodman Fielder (Shanghai) in accordance with Section 2.2(d) of the Stock Purchase Agreement, as the case may be, deliver to Parent, on behalf of Sellers, the Closing Escrow Amount in U.S. dollars in immediately available funds by wire transfer to an account or accounts specified in writing by Parent no later than two (2) Business Days prior to the Delayed Closing Date or sale of Goodman Fielder (Shanghai) in accordance with Section 2.2(d) of the Stock Purchase Agreement, as the case may be.

     Section 7. Section 9.2(a)(vi)(y) of the Stock Purchase Agreement shall be amended by adding the following after the word “Subsidiaries”: (other than with respect to any Taxes imposed directly in connection with the consummation of the transactions set forth in item 6.B of Exhibit M of the Stock Purchase Agreement)”.

     Section 8. In the event that any Stock is transferred to Buyer or any of its affiliates in, and pursuant to the Applicable Law of, any jurisdiction, such transfer is effective pursuant to the Applicable Law of such jurisdiction and the Closing does not occur on the date (in New York) of such transfer, as a result of the failure of Buyer to pay the amount to be paid by Buyer pursuant to Section 2.2(b)(iii) of the Stock Purchase Agreement, Buyer shall and shall cause its affiliates, as the case may be, to convey, transfer and deliver such Stock to the applicable transferor as soon as practicable (the “Buyer Transfer”). In the event of a Buyer Transfer, Buyer shall pay all of the costs, fees, and expenses of Buyer, Sellers, their affiliates and their representatives arising in connection with such Buyer Transfer unless the failure of the Closing to occur on such date is due to the failure of the conditions set forth in Section 7.1 or 7.2 of the Stock Purchase Agreement to have been fulfilled in which case each party hereto shall pay all of the costs, fees, and expenses of its and its affiliates and representatives arising in connection with such Buyer Transfer.

     Section 9. The “Australia allocation” set forth in Exhibit G (Company Allocation) to the Stock Purchase Agreement shall be amended and restated in its entirety as follows:

Burns Philp Technology & Development Pty Limited	1
Burns Philp Technology Pty Limited	26,555,192
Mauri Yeast Australia Pty Limited	9,218,805
Burns Philp Food Properties Pty Limited	243,842
Burns Philp Camellia Pty Limited	3,839,525
Serrol Ingredients Pty Limited	18,846,635

58,704,000

     Section 10. Section 9.2(a) of the Stock Purchase Agreement shall be amended by adding the following clause (viii): “Burns Philp Technology & Development being recorded on any patent register anywhere in the world as the owner of the patents set forth in Exhibit N attached hereto (the “CRC Patents”), to the extent Burns Philp Technology & Development’s interest in

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such CRC Patents was acquired prior to the date of this Agreement; provided, however, that (A) Burns Philp Technology & Development must (x) promptly provide written notice to Parent of any notice or correspondence received from any Governmental Agency or third party in relation to any of the CRC Patents, (y) act reasonably and in good faith with respect to any matter relating to the CRC Patents; and (z) cooperate with, and provide all assistance reasonably requested, by Parent in connection with the CRC Patents and (B) in respect of, or in connection with, the CRC Patents, Burns Philp Technology & Development must not, without Parent’s prior written consent (which consent shall not be unreasonably withheld or delayed) (y) incur any costs or expenses or (z) settle any claim or enter into any other deed in connection with any matter relating to this Section 9.2(a)(viii);”

     Section 11. The last sentence of Section 9.4(a) of the Stock Purchase Agreement shall be amended by adding the following at the beginning of the last sentence of such Section “Subject to Section 9.2(a)(viii) hereof,”.

     Section 12. Parent agrees that it will pay up to NZ$10,000 of any legal or trustee costs incurred by Buyer or any of its affiliates in amending the New Zealand Plan to allow members of the New Zealand Plan to withdraw their benefits after Closing.

     Section 13. The Stock Purchase Agreement shall be amended to attach (i) Exhibit M to this Amendment as Exhibit M thereto and (ii) Exhibit N to this Amendment as Exhibit N thereto.

     Section 14. The capitalized terms used in this Amendment unless otherwise noted shall have the same definition as set forth in the Stock Purchase Agreement.

     Section 15. This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to principles of conflicts of laws.

     Section 16. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each party shall have received a counterpart signed by the other parties.

     Section 17. Except as otherwise provided in this Amendment, all provisions, terms and conditions of the Stock Purchase Agreement remain unchanged and in full force and effect.

* * * * *

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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Stock Purchase Agreement to be executed by their officers duly authorized as of the date first written above.

BURNS, PHILP & COMPANY LIMITED an Australian corporation
By:
Name:
Title:

BURNS PHILP OVERSEAS HOLDINGS LIMITED an Australian corporation
By:
Name:
Title:

BURNS PHILP FOOD HOLDINGS PTY LIMITED an Australian corporation
By:
Name:
Title:

GF FINANCE PTY LIMITED an Australian corporation
By:
Name:
Title:

GOODMAN FIELDER CONSUMER FOODS PTY LIMITED an Australian corporation
By:
Name:
Title:

BURNS PHILP FOOD OVERSEAS HOLDINGS LIMITED an Australian corporation
By:
Name:
Title:

BURNS PHILP INTERNATIONAL INVESTMENTS PTY LIMITED an Australian corporation
By:
Name:
Title:

QUALITY BAKERS AUSTRALIA PTY LIMITED an Australian corporation
By:
Name:
Title:

MAURI FERMENTATION ARGENTINA PTY LIMITED an Australian corporation
By:
Name:
Title:

BURNS PHILP INC. a Delaware corporation
By:
Name:
Title:

BURNS PHILP NETHERLANDS EUROPEAN HOLDINGS B.V. a Netherlands corporation
By:
Name:
Title:

BURNS PHILP (NEW ZEALAND) LIMITED a New Zealand corporation
By:
Name:
Title:

ASSOCIATED BRITISH FOODS PLC an English corporation
By:
Name:
Title:

Exhibit A:	Annex B of the Parent Disclosure Schedule
Exhibit B:	Annex 3.9(b) of the Parent Disclosure Schedule
Exhibit C:	Annex 3.8(a)(ii) of the Parent Disclosure Schedule
Exhibit M:	Roadmap/Fees & Costs
Exhibit N:	CRC Patents